ECARX HOLDINGS INC.
INTERIM REPORT FOR THE SIX MONTHS ENDED JUNE 30, 2025

PRELIMINARY NOTE

Our unaudited condensed consolidated financial statements as of and for the six-months ended June 30, 2025 and June 30, 2024, included herein, are prepared in accordance with accounting principles generally accepted in the United States of America and are reported in U.S. dollars (“US$”). These should be read in conjunction with our audited financial statements as of and for the year ended December 31, 2024 filed with the U.S. Securities and Exchange Commission (the “SEC”) on Form 20-F on March 26, 2025 (the “2024 Annual Report”).

During the six-months ended June 30, 2025, we decided to change our reporting currency from Chinese Renminbi (“RMB”) to U.S. dollars. This change was made as a result of our assessment and conclusion that the change will help provide a clearer understanding of our financial performance to investors and improve comparability of our performance to peers, particularly due to our ongoing international expansion.

The change in our reporting currency is a voluntary change and is accounted for retrospectively. The unaudited condensed consolidated financial statements appended herewith for all periods presented have been translated into the new reporting currency as if we have always used U.S. dollars as the reporting currency.

FORWARD-LOOKING STATEMENTS

This document contains statements that are forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. These statements are based on management’s beliefs and expectations as well as on assumptions made by and data currently available to management, appear in a number of places throughout this document and include statements regarding, amongst other things, results of operations, financial condition, liquidity, prospects, growth, strategies and the industry in which we operate. The use of words “expects,” “intends,” “anticipates,” “estimates,” “predicts,” “believes,” “should,” “potential,” “may,” “preliminary,” “forecast,” “objective,” “plan,” or “target,” and other similar expressions are intended to identify forward-looking statements. These forward-looking statements are not guarantees of future performance and are subject to a number of risks and uncertainties that could cause actual results to differ materially, including, but not limited to statements regarding our intentions, beliefs or current expectations concerning, among other things, results of operations, financial condition, liquidity, prospects, growth, strategies, future market conditions or economic performance and developments in the capital and credit markets and expected future financial performance, and the markets in which we operate.

Forward-looking statements involve a number of risks, uncertainties and assumptions, and actual results or events may differ materially from those projected or implied in those statements. Important factors that could cause such differences include, but are not limited to:

•The regulatory environment and changes in laws, regulations or policies in the jurisdictions in which we operate;
•The overall economic environment and general market and economic conditions in the jurisdictions in which we operate and beyond;
•The progress and results of the research and development of our products and services, as well as of their manufacturing, launch, commercialization and delivery;
•The conditions and outlook of the automobile and automotive intelligence industries in China and globally;
•Our relationships with automotive OEMs, Tier 1 suppliers, and our other customers, suppliers, other business partners and stakeholders;
•Our ability to successfully compete in highly competitive industries and markets;
•Our ability to continue to adjust our offerings to meet market demand, attract customers to choose our products and services and grow our ecosystem;
•Our ability to execute our strategies, manage growth and maintain our corporate culture as we grow;
•Our anticipated investments in new products, services, collaboration arrangements, technologies and strategic acquisitions, and the effect of these investments on our results of operations;
•Changes in the needs for capital and the availability of financing and capital to fund these needs;
•Anticipated technology trends and developments and our ability to address those trends and developments with our products and services;
•The safety, price-competitiveness, quality and breadth of our products and services;

•The loss of key personnel and the inability to replace such personnel on a timely basis or on acceptable terms;
•Man-made or natural disasters, health epidemics, and other outbreaks including war, acts of international or domestic terrorism, civil disturbances, occurrences of catastrophic events and acts of God such as floods, earthquakes, wildfires, typhoons and other adverse weather and natural conditions that affect our business or assets;
•Exchange rate fluctuations;
•Changes in interest rates or rates of inflation;
•Legal, regulatory and other proceedings; and
•The results of future financing efforts.

In addition to the foregoing factors, you should also carefully consider the other risks and uncertainties described under “Item 3. Key Information – D. Risk Factors” in our 2024 Annual Report, as well as in other documents filed by us from time to time with the SEC.

We operate in a rapidly evolving environment. New risks emerge from time to time and it is impossible for our management to predict all risk factors, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ from those contained in any forward-looking statement. We do not undertake any obligation to update or revise the forward-looking statements except as required under applicable law.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS
OF OPERATION

You should read the following discussion and analysis of our financial condition and results of operations in conjunction with our consolidated financial statements and the related notes contained in our 2024 Annual Report. This document, including the discussion below, concerns our unaudited financial information as of June 30, 2025 and for the six months ended June 30, 2025 and 2024. The discussion of our financial information for the years ended December 31 2022, 2023 and 2024 is included in our 2024 Annual Report. The following discussion contains forward-looking statements that reflect our plans, estimates, and beliefs that involve risks and uncertainties. See the section titled “Forward-looking Statements” in this document for cautions about forward-looking statements.
Results of Operations
The following table sets forth our results of operations with line items in absolute amount.

	Six Months Ended June 30,
	2024	2025
	US$	US$
	(in thousands)
Revenue
− Sales of goods revenues	235,222	251,942
− Software license revenues	18,236	26,787
− Service revenues	50,064	44,552
Total revenues	303,522	323,281
Cost
− Cost of goods sold	(198,205)	(226,865)
− Cost of software licenses	(6,105)	(16,529)
− Cost of services	(30,715)	(29,886)
Total cost of revenues	(235,025)	(273,280)
Gross profit	68,497	50,001
Operating expenses:
− Research and development expenses	(79,291)	(68,329)
− Selling, general and administrative expenses	(56,591)	(47,618)
− Others, net	33	794
Total operating expenses	(135,849)	(115,153)
Loss from operation	(67,352)	(65,152)
Interest income	1,554	1,554
Interest expense	(6,306)	(10,239)
(Loss) gain from equity method investments	(9,375)	113
Other non-operating (expenses) income	(3,205)	3,137
Loss before income taxes	(84,684)	(70,587)
Income tax (expenses) benefit	28	(2,052)
Net loss	(84,656)	(72,639)

Comparison of the Six Months Ended June 30, 2025 and 2024
Revenue

	Six Months Ended June 30,
	2024	2025	Change
	US$	US$	US$	%

	(in thousands, except percentages)
Sales of Goods Revenues	235,222	251,942	16,720	7.1
Automotive computing platform	204,936	215,680	10,744	5.2
SoC core modules	30,066	36,252	6,186	20.6
Merchandise and other products	220	10	(210)	(95.5)
Software License Revenues	18,236	26,787	8,551	46.9
Service Revenues	50,064	44,552	(5,512)	(11.0)
Automotive computing platform–design and development service	30,810	23,025	(7,785)	(25.3)
Connectivity service	10,811	19,020	8,209	75.9
Other services	8,443	2,507	(5,936)	(70.3)
Total Revenues	303,522	323,281	19,759	6.5
Our revenues increased by US$19.8million from US$303.5 million for the six months ended June 30, 2024 to US$323.3 million for the six months ended June 30, 2025.

Sales of Goods Revenues. Sales of goods revenues increased by US$16.7 million from US$235.2 million for the six months ended June 30, 2024 to US$251.9 million for the six months ended June 30, 2025, primarily driven by the continued growth in the demand of Antora and Venado platform series, along with the ramping up of autonomous driving control unit (ADCU) sales volume.

Software License Revenues. Software license service revenues increased by US$8.6 million from US$18.2 million for the six months ended June 30, 2024 to US$26.8 million for the six months ended June 30, 2025, driven by an increase in demand for operating software license compared to the same period last year.

Service Revenues. Service revenues decreased by US$5.5 million from US$50.1 million for the six months ended June 30, 2024 to US$44.6 million for the six months ended June 30, 2025, mainly due to a decrease in revenue from non-recurring engineering services contracts, partially offset by the growth in overseas connectivity service revenue.
Cost of revenues

	Six Months Ended June 30,
	2024	2025	Change
	US$	US$	US$	%

	(in thousands, except percentages)
Cost of revenues
Cost of goods sold	198,205	226,865	28,660	14.5
Cost of software licenses	6,105	16,529	10,424	170.7
Cost of services	30,715	29,886	(829)	(2.7)
Total	235,025	273,280	38,255	16.3
Our cost of revenues increased by US$38.3 million from US$235.0 million for the six months ended June 30, 2024 to US$273.3 million for the six months ended June 30, 2025, primarily attributable to higher sales volume of automotive computing platform products and SoC core modules, as well as growth in software license revenue.

Gross profit and gross margin

	Six Months Ended June 30,
	2024	2025	Change
	US$	US$	US$	%

	(In thousands, except percentages)
Gross profit	68,497	50,001	(18,496)	(27.0)
Gross margin (%)	22.6	15.5
As a result of the strategic pricing initiatives taken to accelerate computing platform market penetration, combined with the change in the revenue mix compared to the same period last year, our gross profits decreased from US$68.5 million for the six months ended June 30, 2024 to US$50.0 million for the six months ended June 30, 2025.
Our gross margins decreased from 22.6% for the six months ended June 30, 2024 to 15.5% for the six months ended June 30, 2025.
Operating expenses

	Six Months Ended June 30,
	2024	2025	Change
	US$	US$	US$	%

	(In thousands, except percentages)
Operating expenses
Research and development expenses	79,291	68,329	(10,962)	(13.8)
Selling, General and administrative expenses	56,591	47,618	(8,973)	(15.9)
Others, net	(33)	(794)	(761)	2,306.1
Total	135,849	115,153	(20,696)	(15.2)
Research and development expenses. Our research and development expenses decreased by US$11.0 million from US$79.3 million for the six months ended June 30, 2024 to US$68.3 million for the six months ended June 30, 2025, primarily due to strategic resource prioritization, which enhanced operational efficiency, and the realization of synergies from R&D integration.

Selling, General and administrative expenses. Our selling, general and administrative expenses decreased by US$9.0 million from US$56.6 million for the six months ended June 30, 2024 to US$47.6 million for the six months ended June 30, 2025, mainly attributable to the improvement in operational efficiency and a decrease in share-based compensation expenses.
Loss from operation
As a result of the foregoing, we had a loss from operation of US$65.2 million for the six months ended June 30, 2025, in comparison with a loss from operation of US$67.4 million for the six months ended June 30, 2024.
Interest income
Our interest income remained relatively unchanged at US$1.6 million during the six months ended June 30, 2025 primarily because the balance of short-term investment was stable during the period.
Interest expenses
Our interest expenses increased by US$3.9 million from US$6.3 million for the six months ended June 30, 2024 to US$10.2 million for the six months ended June 30, 2025, primarily due to additional interests accrued to account for the noteholders’ right to 9% internal rate of return on the principal amount of convertible notes and increased short-term borrowings.

(Loss) gain from equity method investments
We recorded a loss from equity method investments of US$9.4 million for the six months ended June 30, 2024 to and a gain from equity method investments of US$0.1 million for the six months ended June 30, 2025 due to the lower losses reported by our equity method investees and fewer number of equity method investments in 2025 compared to 2024 as a result of the sale of HaleyTek in the third quarter of 2024, as well as operating profits achieved by two equity method investments during the six months ended June 30, 2025.
Other non-operating (expenses) income, net
Major components of other non-operating (expenses) income, net are discussed below:
Change in fair value of an equity security
We recorded a loss due to changes in the fair value of an equity security of US$0.3 million for the six months ended June 30, 2025, compared to a loss of US$3.8 million for the same period in 2024. The change was mainly attributable to the change in the market price of the listed equity security of Luminar Technologies, Inc.
Change in fair value of warrant liabilities
We recorded losses due to changes in fair value of warrant liabilities of US$0.2 million for the six months ended June 30, 2025, compared to losses of US$0.03 million for the same period in 2024.
Government grants
For the six months ended June 30, 2024 and 2025, we recorded government grants totaling US$1.3 million and US$3.2 million, respectively, as a result of subsidies received for investment in the operations, research and development activities and government incentives for foreign capital investment in a specified industry.
Foreign currency exchange loss, net
We recorded foreign currency exchange loss, net of US$0.5 million for the six months ended June 30, 2025, compared to losses of US$0.6 million for the six months ended June 30, 2024.The net change in foreign currency exchange loss was primarily attributable to fluctuations in exchange rates between US$ and RMB.
Non-GAAP Financial Measures

We use Adjusted EBITDA in evaluating our operating results and for financial and operational decision-making purposes. We define Adjusted EBITDA as net loss excluding interest income, interest expense, income tax expenses, depreciation of property and equipment, amortization of intangible assets, and share-based compensation expenses.

We present this non-GAAP financial measure because it is used by our management to evaluate our operating performance and formulate business plans. We believe that Adjusted EBITDA helps identify underlying trends in our business that could otherwise be distorted by the effect of certain expenses that are included in net loss. We also believe that the use of this non-GAAP measure facilitates investors’ assessment of our operating performance and provides useful information about our operating results and allows for greater visibility with respect to key metrics used by our management in its financial and operational decision making.

Adjusted EBITDA should not be considered in isolation or construed as alternatives to net loss or any other measures of performance or as indicators of our operating performance. Investors are encouraged to compare our historical Adjusted EBITDA to the most directly comparable GAAP measure, net loss. Adjusted EBITDA presented here may not be comparable to similarly titled measures presented by other companies. Other companies may calculate similarly titled measures differently, limiting their usefulness as comparative measures to our data. We encourage investors and others to review our financial information in its entirety and not rely on a single financial measure.

The tables below set forth a reconciliation of our net loss to Adjusted EBITDA for the periods indicated:

	Six Months Ended June 30,
	2024	2025
	US$	US$
	(In thousands)
Net Loss	(84,656)	(72,639)
Interest income	(1,554)	(1,554)
Interest expense	6,306	10,239
Income tax (benefit)/expense	(28)	2,052
Depreciation of property and equipment	3,773	3,534
Amortization of intangible assets	6,189	7,604
EBITDA	(69,970)	(50,764)
Share-based compensation expenses	9,873	6,504
Adjusted EBITDA	(60,097)	(44,260)
Liquidity and Capital Resources
The following table sets forth a summary of our cash flows for the periods indicated.

	Six Months Ended June 30,
	2024	2025
	US$	US$

	(In thousands)
Summary Consolidated Cash Flow Data
Net cash used in operating activities	(57,090)	(82,006)
Net cash used in investing activities	(19,909)	(185)
Net cash provided by financing activities	103,691	130,365
Effect of foreign currency exchange rate changes on cash and restricted cash	(2,769)	916
Net increase in cash and restricted cash	23,923	49,090
Cash and restricted cash at the beginning of the period	84,111	50,164
Cash and restricted cash at the end of the period	108,034	99,254
To date, we have funded our operating and investing activities primarily through cash generated from financing activities (including credit facilities).

In January, 2023, we entered into a loan agreement with Zhejiang Geely Holding Group Co., Ltd. (“Geely Group”) for the principal amount of US$41.9 million due on October 7, 2023, with interest payable quarterly and at the rate of 4.1% per annum. The term of the loan was subsequently extended to June 30, 2024, and the interest rate was reduced to 3.9% per annum during the extended period. In June 2024, the principal amount of US$13.7 million and interest were repaid, the term of the loan (including the outstanding amount of US$28.1 million) was extended to June 30, 2025, and the interest rate of 3.9% per annum remained unchanged.

In March, 2025, we entered into a debt assignment and offset agreement with Geely Group and its subsidiaries with respect to assignment and offsetting of our loan and accounts receivable from Geely Group and its subsidiaries amounting to US$4.9 million. The remaining loan amount of US$22.3 million is unpaid and bears interest rate of 3.9% per annum.

In March 2024, we entered into an accounts receivable factoring agreement with a finance company within the Geely Group for a total principal amount of US$20.5 million due on October 8, 2024, with interest payable quarterly and at the rate of 6% per annum. We received US$13.8 million in March 2024 and US$6.7 million in May 2024, respectively. The full amount of US$20.5 million was prepaid in October 2024 and an increased limit of US$35.0 million was extended to us at a reduced rate of 4.8% per annum.

In January, 2025, we obtained a one-year loan of US$27.2 million from Bank of Communications, with an interest rate of the one-year LPR plus an annual interest rate of 0.7%.

In April, 2025, we obtained a one-year loan of US$13.7 million from Everbright Bank, with an interest rate of 3.6%.

In March and April, 2025, we obtained one-year loans of US$16.4 million and US$24.7 million respectively from Shanghai Pudong Development Bank, with an interest rate of the one-year LPR plus an annual interest rate of 0.7%.

In January and March, 2025, we obtained one-year loans of US$27.8 million each from China CITIC Bank, with an interest rate of the one-year LPR plus an annual interest rate of 0.7%.

We have incurred losses since our inception. As of June 30, 2025, we had an accumulated deficit of US$1,193.5 million and its consolidated current liabilities exceeded current assets in the amount of US$347.2 million. In addition, we recorded net cash used in operating activities in the amount of US$82.0 million for the six months ended June 30, 2025. We will require additional liquidity to continue our operations over the next 12 months.

We have funded our operations principally through short-term borrowings from banks and related parties and long-term convertible notes. We have evaluated plans to continue as a going concern which include, but are not limited to, (i) reducing discretionary capital and operating expenses, (ii) obtaining additional facilities from banks and renewal of existing bank borrowings, (iii) obtaining extended financial support from controlling shareholder and related parties, (iv) accelerating pace of collections of amounts due from related and third parties to optimize operational efficiency, and (v) exploring opportunities for further equity financing. Notwithstanding this, feasibility of some of these plans is contingent upon factors outside of the control of us and as such we concluded that substantial doubt about its ability to continue as a going concern has not been alleviated as of the reporting date.

In the event that additional financing is required from third party sources, we may not be able to raise it on acceptable terms or at all. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business and Industry—Our business plans require a significant amount of capital. In addition, our future capital needs may require us to sell additional equity or debt securities that may dilute our shareholders or introduce covenants that may restrict our operations or our ability to pay dividends” in our 2024 Annual Report. The issuance and sale of additional equity would also result in further dilution to our shareholders. The incurrence of indebtedness would result in increasing fixed obligations and could result in operating covenants that would restrict our operations.

We had cash and restricted cash of US$99.3 million as of June 30, 2025. As of June 30, 2025, US$87.1 million of our cash and cash equivalents were held in China and US$86.4 million were denominated in Renminbi. Substantially all of our revenues have been, and we expect them to continue to be, denominated in Renminbi in the short-term. Under existing foreign exchange regulations in mainland China, payments of current account items, including profit distributions, interest payments and trade and service-related foreign exchange transactions, can be made in foreign currencies without prior SAFE approval as long as certain routine procedural requirements are fulfilled. Therefore, our mainland China subsidiaries are allowed to pay dividends in foreign currencies to us without prior SAFE approval by following certain routine procedural requirements. However, approval from or registration with competent authorities is required where the Renminbi is to be converted into foreign currency and remitted out of mainland China to pay capital expenses such as the repayment of loans denominated in foreign currencies. The PRC government may at its discretion restrict access to foreign currencies for current account transactions in the future. Economic uncertainty in China and around the world could also adversely affect our liquidity and capital resources in the future, and our cash requirements may fluctuate based on the timing and extent of many factors such as those discussed above.
Operating activities

Net cash used in operating activities increased by US$24.9 million from US$57.1 million for the six months ended June 30, 2024 to US$82.0 million for the six months ended June 30, 2025, primarily due to a higher cash used in the working capital management in 2025 compared to the same period last year.

Net cash used in operating activities for the six months ended June 30, 2025 was US$82.0 million, as compared to a net loss of US$72.6 million for the same period. The difference was primarily due to adjustments for non-cash items that primarily include depreciation and amortization of US$11.1 million, share-based compensation of US$6.5 million, as well as a decrease of US$67.7 million in accounts receivable from related parties offset by a decrease of US$59.1 million in accounts payable from third parties, US$10.4 million decrease in in accounts payable from related parties, and a US$19.6 million decrease in other payable and accruals.

Investing activities

We recorded net cash used in investing activities of US$0.2 million for the six months ended June 30, 2025, compared to net cash used in investing activities of US$19.9 million for the same period in 2024. The difference was mainly due to the acquisition of Suzhou-Photon Matrix in the amount of US$6.4 million, acquisition of equity method investments of US$7.5 million and payments for purchase of property, equipment and intangible assets of US$7.8 million during the six months ended June 30, 2024 and proceeds from sale of a portion of our equity method investment in SiEngine in the amount of US$17.9 million offset by cash paid for acquisition of short-term investment of US$15.1 million during the six months ended June 30, 2025.
Financing activities

Net cash provided by financing activities increased by US$26.7 million from US$103.7 million for the six months ended June 30, 2024 to US$130.4 million for the six months ended June 30, 2025, primarily due to the additional short-term borrowings of US$10.8 million, net proceeds from issuance of ordinary shares upon follow-on public offering of US$43.2 million offset by payments for repurchase of ordinary shares of US$29.0 million in the six months ended June 30, 2025.
Capital expenditures

Our capital expenditures are primarily incurred for the purchase of property, equipment, and intangible assets. Our total capital expenditures were US$7.8 million and US$4.5 million for the six months ended June 30, 2024 and 2025, respectively. We will continue to make capital expenditures on our manufacturing capabilities and to meet the needs of our manufacturing activities.
Material Cash Requirements

Other than the ordinary cash requirements for our operations, research and development, and our capital expenditure, our material cash requirements as of June 30, 2025 and any subsequent interim period primarily include interest and principal payments for our borrowings from banks and related parties, convertible notes, operating lease commitments, purchase commitments, and capital commitments.

Our operating lease commitment primarily consists of future minimum lease commitments, all under non-cancellable operating lease agreements for our offices and production facilities.

Our purchase commitment primarily related to the purchase of research and development services. Purchase obligations for intangible assets consist of the amount payable towards acquisition of certain distribution rights.

Our capital commitment primarily consists of total capital expenditures contracted but not yet reflected in the unaudited condensed consolidated financial statements.

We intend to fund our existing and future material cash requirements with our existing cash balance, additional loan facilities from banks, financial support from controlling shareholder, as well as renewing our existing bank loans when they fall due, as necessary, although such plans are contingent upon many factors out of our control. We will continue to make cash commitments, including capital expenditures, to support the growth of our business.
The following table sets forth our contractual obligations as of June 30, 2025.

	Total	Less than one year	1-2 Years	2-3 Years	3-5 Years	Over 5 Years
	(US$ in thousands)
Operating Lease commitments	26,980	6,803	5,239	3,862	6,382	4,694
Purchase commitments	26,907	26,441	465	—	—	—
Capital commitments	2,783	2,783	—	—	—	—
Purchase obligations for intangible assets	3,977	3,977	—	—	—	—
Short term borrowings from banks	279,189	279,189	—	—	—	—
Convertible notes	64,853	64,853	—	—	—	—
Total	339,836	319,193	5,704	3,862	6,382	4,694

Other than as shown above, we did not have any significant capital and other commitments, long-term obligations, or guarantees as of June 30, 2025.
Off-balance Sheets Arrangements
We have not entered into any financial guarantees or other commitments to guarantee the payment obligations of any third parties. In addition, we have not entered into any derivative contracts that are indexed to our shares and classified as shareholders’ equity or that are not reflected in our consolidated financial statements. Furthermore, we do not have any retained or contingent interest in assets transferred to an unconsolidated entity that serves as credit, liquidity, or market risk support to such entity. We do not have any variable interest in any unconsolidated entity that provides financing, liquidity, market risk, or credit support to us or engages in leasing, hedging, or product development services with us.
Quantitative and Qualitative Disclosure about Market Risks
Interest Rate Risk
Our exposure to interest rate risk primarily relates to decrease in market interest rates as our liabilities to credit institutions, amounts due to related parties and convertible notes carry a fixed interest rate. However, due to the tenure of these borrowings, interest payment terms and the instrument features, we are not exposed to material interest rate risk arising therefrom and interest income generated by excess cash, which is mostly held in interest-bearing bank deposits, bank notes, and wealth management products. Due to the short-term tenure of our borrowings and investments, we have not been exposed to material risks due to changes in market interest rates.
We closely monitor the effects of changes in the interest rates on our interest rate risk exposures, but we have not used any derivative financial instruments to manage our interest risk exposure.
Foreign Exchange Risk
The revenue and expenses of our entities in mainland China are generally denominated in Renminbi and their assets and liabilities are denominated in Renminbi. Our international revenues and expenses are denominated in foreign currencies and expose us to the risk of fluctuations in foreign currency exchange rates against the Renminbi. The value of your investment in our securities will be affected by the exchange rate between the U.S. dollar and Renminbi because the value of our business is effectively denominated in Renminbi, while our securities will be traded in U.S. dollars.
Renminbi is not freely convertible into foreign currencies. Remittances of foreign currencies into mainland China or remittances of Renminbi out of mainland China as well as exchange between Renminbi and foreign currencies require approval by foreign exchange administrative authorities with certain supporting documentation. The State Administration for Foreign Exchange, under the authority of the People’s Bank of China, controls the conversion of Renminbi into other currencies.
The conversion of Renminbi into foreign currencies, including U.S. dollars, is based on rates set by the People’s Bank of China. The Renminbi has fluctuated against the U.S. dollar, at times significantly and unpredictably. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between Renminbi and the U.S. dollar in the future.
To the extent that we need to convert U.S. dollars into Renminbi for our operations, appreciation of the Renminbi against the U.S. dollar would have an adverse effect on the Renminbi amount we receive from the conversion. Conversely, if we decide to convert Renminbi into U.S. dollars for the purpose of making payments for dividends on our ordinary shares or for other business purposes, appreciation of the U.S. dollars against the Renminbi would have a negative effect on the U.S. dollar amounts available to us.
As of June 30, 2025, we had RMB-denominated cash and cash equivalents, restricted cash and short-term investments of US$86.4 million, and U.S. dollar-denominated cash and cash equivalents, restricted cash and short-term investments of US$34.7 million. If the RMB had depreciated by 10% against the U.S. dollar, our U.S. dollar cash balance would have been US$78.5 million instead. If the RMB had appreciated by 10% against the U.S. dollar, our cash balance would have been US$95.0 million instead.

Critical Accounting Estimates
We prepare our unaudited condensed consolidated financial statements in accordance with U.S. GAAP. In doing so, we have to make estimates and assumptions. Our critical accounting estimates are those estimates that involve a significant level of uncertainty at the time the estimate is made, and changes in them have had or are reasonably likely to have a material effect on our financial condition or results of operations. Accordingly, actual results could differ materially from our estimates. We base our estimates on past experience and other assumptions that we believe are reasonable under the circumstances, and we evaluate these estimates on an ongoing basis. Please refer to our 2024 Annual Report for these estimates.

Index to Unaudited Condensed Consolidated Financial Statements

Contents	Page (s)
Unaudited Condensed Consolidated Balance Sheets as of December 31, 2024 and June 30, 2025	F-2
Unaudited Condensed Consolidated Statements of Comprehensive Loss for the six months ended June 30, 2024 and 2025	F-5
Unaudited Condensed Consolidated Statements of Changes in Shareholders’ Deficit for the six months ended June 30, 2024 and 2025	F-6
Unaudited Condensed Consolidated Statements of Cash Flows for the six months ended June 30, 2024 and 2025	F-7
Notes to Unaudited Condensed Consolidated Financial Statements	F-8

ECARX HOLDINGS INC.
UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS
(In thousands, except share and per share data)

		As of December 31, 2024	As of June 30, 2025
	Note
		US$	US$
ASSETS
Current assets
Cash	2	44,250	86,216
Restricted cash	2	5,914	13,038
Short-term investments		17,882	33,379
Accounts receivable – third parties, net	3	30,057	27,459
Accounts receivable – related parties, net	3, 21	187,330	114,394
Notes receivable	4	2,291	8,064
Inventories	5	31,865	34,983
Amounts due from related parties	21	5,007	36,986
Prepayments and other current assets	6	61,531	31,270
Total current assets		386,127	385,789
Non-current assets
Long-term investments	7	2,164	1,996
Property and equipment, net	8	21,855	26,066
Intangible assets, net	9	42,204	40,669
Operating lease right-of-use assets	11	18,206	16,611
Other non-current assets – third parties		3,880	15,787
Other non-current assets – related parties	21	36,403	4,435
Goodwill		3,504	3,591
Total non-current assets		128,216	109,155
Total assets		514,343	494,944
The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

ECARX HOLDINGS INC.
UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS
(In thousands, except share and per share data)

		As of December 31, 2024	As of June 30, 2025
	Note
		US$	US$
LIABILITIES
Current liabilities
Short-term borrowings	10	185,243	279,189
Accounts payable – third parties		220,308	161,172
Accounts payable – related parties	21	69,967	56,764
Notes payable		19,344	28,198
Amounts due to related parties	21	24,071	46,938
Contract liabilities, current – third parties	16	876	2,361
Contract liabilities, current – related parties	16	20,493	13,598
Operating lease liabilities, current	11	5,611	5,495
Accrued expenses and other current liabilities	12	85,477	72,454
Convertible notes payable, current	13	64,473	64,853
Income tax payable		2,787	1,994
Total current liabilities		698,650	733,016
Non-current liabilities
Contract liabilities, non-current – third parties	16	3	—
Contract liabilities, non-current – related parties	16	5,084	1,322
Operating lease liabilities, non-current	11	16,696	16,379
Warrant liabilities, non-current	14	1,201	1,417
Provisions	12	14,993	15,874
Deferred tax liabilities		2,070	1,872
Other non-current liabilities – third parties		13,349	20,337
Total non-current liabilities		53,396	57,201
Total liabilities		752,046	790,217
Commitments and contingencies	20
The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

ECARX HOLDINGS INC.
UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS
(In thousands, except share and per share data)

		As of December 31, 2024	As of June 30, 2025
	Note
		US$	US$
SHAREHOLDERS’ DEFICIT
Class A Ordinary Shares (US$0.000005 par value, 8,000,000,000 shares authorized as of December 31, 2024 and June 30, 2025; 296,169,110 and 329,731,110 shares issued as of December 31, 2024 and June 30, 2025, respectively, 291,166,110 and 303,830,359 shares outstanding as of December 31, 2024 and June 30, 2025, respectively)		2	2
Class B Ordinary Shares (US$0.000005 par value, 1,000,000,000 shares authorized as of December 31, 2024 and June 30, 2025; 48,960,916 and 45,960,916 shares issued and outstanding as of December 31, 2024 and June 30, 2025)		—	—
Treasury Shares, at cost		(1,019)	(30,004)
Additional paid-in capital		895,010	944,255
Accumulated deficit		(1,124,452)	(1,193,508)
Accumulated other comprehensive loss		(9,209)	(14,453)
Total deficit attributable to ordinary shareholders		(239,668)	(293,708)
Noncontrolling interests		1,965	(1,565)
Total shareholders’ deficit		(237,703)	(295,273)
Total liabilities and shareholders’ deficit		514,343	494,944

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

ECARX HOLDINGS INC.
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS
(In thousands, except share and per share data)

		Six Months Ended June 30,
	Note	2024	2025
		US$	US$
Revenues	16
Sales of goods revenues (including related parties amounts of US$203,341 and US$211,818 for the periods ended June 30, 2024 and 2025, respectively)		235,222	251,942
Software license revenues (including related parties amounts of US$12,854 and US$24,999 for the periods ended June 30, 2024 and 2025, respectively)		18,236	26,787
Service revenues (including related parties amounts of US$49,920 and US$44,342 for the periods ended June 30, 2024 and 2025, respectively)		50,064	44,552
Total revenues		303,522	323,281
Cost of goods sold (including related parties amounts of US$33,995 and US$52,246 for the periods ended June 30, 2024 and 2025, respectively)		(198,205)	(226,865)
Cost of software licenses (including related parties amounts of US$3,422 and US$16,592 for the periods ended June 30, 2024 and 2025, respectively)		(6,105)	(16,529)
Cost of services (including related parties amounts of US$1,961 and US$767 for the periods ended June 30, 2024 and 2025, respectively)		(30,715)	(29,886)
Total cost of revenues		(235,025)	(273,280)
Gross profit		68,497	50,001
Research and development expenses (including related parties amounts of US$1,428 and US$1,765 for the periods ended June 30, 2024 and 2025, respectively)		(79,291)	(68,329)
Selling, general and administrative expenses (including related parties amounts of US$1,194 and US$692 for the periods ended June 30, 2024 and 2025, respectively)		(56,591)	(47,618)
Others, net		33	794
Total operating expenses		(135,849)	(115,153)
Loss from operation		(67,352)	(65,152)
Interest income (including related parties amounts of US$816 and US$805 for the periods ended June 30, 2024 and 2025, respectively)		1,554	1,554
Interest expense (including related parties amounts of US$1,066 and US$965 for the periods ended June 30, 2024 and 2025, respectively)		(6,306)	(10,239)
(Loss) gain from equity method investments		(9,375)	113
Other non-operating (expenses) income , net	17	(3,205)	3,137
Loss before income taxes		(84,684)	(70,587)
Income tax benefit (expense)	18	28	(2,052)
Net loss		(84,656)	(72,639)
Net loss attributable to noncontrolling interests		5,501	3,583
Net loss attributable to Ecarx Holdings Inc. ordinary shareholders		(79,155)	(69,056)
Loss per ordinary share
— Basic and diluted	19	(0.23)	(0.20)
Weighted average number of ordinary shares used in computing loss per ordinary share
— Basic and diluted	19	337,935,301	337,210,153
Net loss		(84,656)	(72,639)
Other comprehensive income (loss):
Foreign currency translation adjustments, net of nil income taxes		2,315	(5,191)
Comprehensive loss		(82,341)	(77,830)
Comprehensive loss attributable to noncontrolling interests		5,750	3,530
Comprehensive loss attributable to ordinary shareholders		(76,591)	(74,300)

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

ECARX HOLDINGS INC. ECARX HOLDINGS INC.
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ DEFICIT
(In thousands, except share and per share data)

	Class A Ordinary Shares		Class B Ordinary Shares		Additional paid-in capital	Accumulated deficit	Accumulated other comprehensive loss	Total deficit attributable to ordinary shareholders of the Company	Noncontrolling interests	Total shareholders’ deficit
	Number of shares	Amount	Number of shares	Amount
		US$		US$	US$	US$	US$	US$	US$	US$
Balance as of January 1, 2024	288,989,049	2	48,960,916	—	878,640	(994,687)	(13,280)	(129,325)	12,212	(117,113)
Net loss	—	—	—	—	—	(79,155)	—	(79,155)	(5,501)	(84,656)
Share-based compensation (Note 15)	—	—	—	—	9,873	—	—	9,873	—	9,873
Combination of a subsidiary under common control	—	—	—	—	(1,486)	—	—	(1,486)	—	(1,486)
Asset acquisition of Suzhou Photon-Matrix	—	—	—	—	—	—	—	—	(2,002)	(2,002)
Issuance of Class A ordinary shares under 2022 Share Incentive Plan	5,179,811	— *	—	—	—	—	—	— *	—	— *
Foreign currency translation adjustments, net of nil income taxes	—	—	—	—	—	—	2,564	2,564	(249)	2,315
Balance as of June 30, 2024	294,168,860	2	48,960,916	—	887,027	(1,073,842)	(10,716)	(197,529)	4,460	(193,069)
*Amounts less than US$0.5

	Class A Ordinary Shares			Class B Ordinary Shares		Treasury Shares		Additional paid-in capital	Accumulated deficit	Accumulated other comprehensive loss	Total deficit attributable to ordinary shareholders of the Company	Noncontrolling interests	Total shareholders’ deficit
	Number of shares	Amount		Number of shares	Amount	Number of shares	Amount
		US$			US$		US$	US$	US$	US$	US$	US$	US$
Balance as of January 1, 2025	291,166,110	2		48,960,916	—	5,003,000	(1,019)	895,010	(1,124,452)	(9,209)	(239,668)	1,965	(237,703)
Net loss	—	—		—	—	—	—	—	(69,056)	—	(69,056)	(3,583)	(72,639)
Share-based compensation (Note 15)	—	—		—	—	—	—	6,504	—	—	6,504	—	6,504
Issuance of Class A ordinary shares under 2022 Share Incentive Plan	5,562,000	—	*	—	—	—	—	163	—	—	163	—	163
Issuance of ordinary shares upon follow-on public offering	25,000,000	—	*	—	—	—	—	42,578	—	—	42,578	—	42,578
Re-designated ordinary shares from Class B to Class A	3,000,000	—	*	(3,000,000)	— *	—	—	—	—	—	—	—	—
Repurchase of ordinary shares	(20,897,751)	—	*	—	—	20,897,751	(28,985)	—	—	—	(28,985)	—	(28,985)
Foreign currency translation adjustments, net of nil income taxes	—	—		—	—	—	—	—	—	(5,244)	(5,244)	53	(5,191)
Balance as of June 30, 2025	303,830,359	2		45,960,916	—	25,900,751	(30,004)	944,255	(1,193,508)	(14,453)	(293,708)	(1,565)	(295,273)
*Amounts less than US$0.5

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

ECARX HOLDINGS INC.
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands)

	Six Months Ended June 30,
	2024	2025
	US$	US$
Operating activities:
Net cash used in operating activities	(57,090)	(82,006)
Investing activities:
Cash paid for acquisition of short-term investments	(40,936)	(15,069)
Proceeds from redemption of short-term investments	41,478	—
Loans and advances to related parties	(1,488)	—
Cash collection of loans and advances to related parties	2,439	1,341
Cash paid for acquisition of equity method investments	(7,451)	—
Cash received from partial sale of equity interest in SiEngine	—	17,947
Payments for acquisition of Suzhou Photon-Matrix, net of cash acquired	(6,266)	—
Purchase of property, equipment and intangible assets	(7,778)	(4,465)
Proceeds from disposal of property, equipment and intangible assets	93	61
Net cash used in investing activities	(19,909)	(185)
Financing activities:
Proceeds from short-term borrowings	79,925	193,954
Repayment for short-term borrowings	(24,897)	(106,297)
Borrowings from related parties	62,360	47,918
Repayment of borrowings from related parties	(13,697)	(21,021)
Cash payment not soon after a business acquisition of Hubei Dongjun	—	(1,614)
Cash payment not soon after purchase of intangible assets	—	(2,780)
Cash paid for repurchase of ordinary shares	—	(28,985)
Proceeds from issuance of ordinary shares	—	43,200
Cash paid for follow-on public offering cost	—	(622)
Proceeds from employee stock option exercises	—	179
Cash paid for the outstanding costs payable for the Merger	—	(500)
Proceeds from conditional government grants	—	6,933
Net cash provided by financing activities	103,691	130,365
Effect of foreign currency exchange rate changes on cash and restricted cash	(2,769)	916
Net increase in cash and restricted cash	23,923	49,090
Cash and restricted cash at the beginning of the period	84,111	50,164
Cash and restricted cash at the end of the period	108,034	99,254

Supplemental information:
Income tax paid	1,725	1,102
Interest paid	8,882	7,010
The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands, except share and per share data, or otherwise noted)
1.    Summary of significant accounting policies
(a)    Basis of presentation
The accompanying unaudited condensed consolidated financial statements of ECARX Holdings Inc. (“the Company”) and its consolidated subsidiaries (the “Group”) have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”). Certain information and footnote disclosures normally included in financial statements prepared in accordance with U.S. GAAP have been condensed or omitted as permitted by rules and regulations of the United States Securities and Exchange Commission. The accompanying unaudited condensed consolidated financial statements should be read in conjunction with the consolidated financial statements of the Group as of and for the year ended December 31, 2024.
The accompanying unaudited condensed consolidated financial statements were prepared assuming the Group will continue as a going concern. The Group generated a net loss of US$72,639 and net cash outflows from operations of US$82,006 for the six months ended June 30, 2025. As of June 30, 2025, the Group’s consolidated current liabilities exceeded current assets in the amount of US$347,227.
The Company has evaluated plans to continue as a going concern which include, but are not limited to, (i) reducing discretionary capital and operating expenses (ii) obtaining additional facilities from banks and renewal of existing bank borrowings (iii) obtaining extended financial support from controlling shareholder and related parties (iv) accelerating pace of collections of amounts due from related and third parties to optimize operational efficiency and (v) exploring opportunities for further equity financing. Notwithstanding this, feasibility of some of these plans is contingent upon factors outside of the control of the Company and, as such, the Company concluded that substantial doubt about its ability to continue as a going concern has not been alleviated as of the reporting date.
In the opinion of the management, all adjustments (which include normal recurring adjustments) necessary to present a fair statement of the financial position as of June 30, 2025, the results of operations and cash flows for the six months ended June 30, 2024 and 2025, have been made.
The preparation of unaudited condensed consolidated financial statements in accordance with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, related disclosures of contingent assets and liabilities at the date of the unaudited condensed consolidated financial statements and reported revenues and expenses during the periods presented in the unaudited condensed consolidated financial statements and accompanying notes. Significant accounting estimates include, but are not limited to, the fair values of assets acquired and liabilities assumed and the consideration transferred in a business combination; service period of connectivity services; expected credit losses for accounts receivable, other non-current assets and amounts due from related parties; realizability of inventories; accrual for warranty obligations; useful lives and recoverability of property, equipment and intangible assets and right-of-use assets; the impairment of goodwill; recoverability of long-term investments; valuation allowance of deferred tax assets; fair values of share-based compensation awards, warrant liabilities; and incremental borrowing rates of the Group’s leases. Changes in facts and circumstances may result in these estimates to be revised. Actual results could differ from those estimates, and as such, differences may be material to the unaudited condensed consolidated financial statements.
(d) Risks and concentration
Concentration of credit risk

Financial instruments that potentially expose the Group to concentrations of credit risk consist principally of cash, restricted cash, short-term investments, accounts receivables, notes receivable, amounts due from related parties and other non-current assets.
The Group’s policy requires cash and restricted cash to be placed with high quality financial institutions. The Group regularly evaluates the credit standing of the counterparties or financial institutions.
The Group conducts credit evaluations on its customers prior to delivery of goods or services. The assessment of customer creditworthiness is primarily based on historical collection records, research of publicly available information and customer on site visits by senior management. Based on this analysis, the Group determines what credit terms, if any, to offer to each customer individually. If the assessment indicates a likelihood of collection risk,

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands, except share and per share data, or otherwise noted)
the Group will not deliver the services or sell the products to the customer or require the customer to pay cash to secure payment or to make significant down payments.
Concentration of customers and suppliers

The Group currently has a concentrated customer base with a limited number of key customers, particularly Zhejiang Geely Holding Group Co. Ltd. (“Geely Group”) and its subsidiaries.
The following table summarizes customers with greater than 10.0% of the accounts receivable - related parties, net:

	As of December 31,	As of June 30,
	2024	2025
Geely Group and its subsidiaries	83.3%	61.0%
The following table summarizes customers with greater than 10.0% of the accounts receivable - third parties, net:

	As of December 31,	As of June 30,
	2024	2025
Customer A, a third party	25.7%	43.9%
Customer B, a third party	54.1%	40.1%
Customers contributing more than 10.0% of total revenues were as follows:

	Six Months Ended June 30,
	2024	2025
Geely Group and its subsidiaries	79.4%	69.2%

The revenue above from Geely Group and its subsidiaries excluded the sales of SoC core modules or software licenses by the Group to its third-party customers that were integrated into infotainment and cockpit products and sold by such third-party customers to Geely Group and its subsidiaries.
The following table summarizes suppliers with greater than 10.0% of the accounts payable:

	As of December 31,	As of June 30,
	2024	2025
Supplier A, a third party	14.6%	15.5%
Supplier B, a third party	13.1%	15.5%
Supplier C, a third party	28.2%	11.8%
Suppliers contributing more than 10.0% of total purchases were as follows:

	Six Months Ended June 30,
	2024	2025
Supplier A, a third party	25.7%	12.1%
Supplier C, a third party	21.2%	16.7%
Supplier B, a third party	Less than 10.0%	18.9%
(e) Fair value measurements
Financial assets and liabilities of the Group primarily consist of cash, restricted cash, short-term investments, accounts receivable, amounts due from related parties, notes receivable, equity securities, short-term borrowings, accounts payable, notes payable, amounts due to related parties, warrant liabilities, convertible notes, and other payables

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands, except share and per share data, or otherwise noted)
included in accrued expenses and other current liabilities. The Group measures below assets and liabilities at fair value on a recurring basis by level within the fair value hierarchy as of December 31, 2024 and June 30, 2025:

Level 1 – Equity securities and public warrant liabilities using observable inputs in active markets;
Level 3 – Private warrant liabilities using unobservable inputs.

As of December 31, 2024 and June 30, 2025, the carrying values of other financial instruments approximate their fair values due to the short-term maturity of these instruments or their interest rates are comparable to the prevailing interest rates in the market.
(f)    Change in reporting currency
During the six-months ended June 30, 2025, the Company decided to change its reporting currency from Chinese Renminbi (“RMB”) to US$. This change was made as a result of the Company’s assessment that the change will help provide a clearer understanding of the Group’s financial performance to investors and improve comparability of the Group’s performance to peers, particularly due to the Group’s ongoing international expansion.

The change in the reporting currency is a voluntary change and is accounted for retrospectively. The comparative financial information presented has been translated into the new reporting currency as if the Group has always used US$ as the reporting currency.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands, except share and per share data, or otherwise noted)
2.    Cash and restricted cash
A reconciliation of cash and restricted cash in the unaudited condensed consolidated balance sheets to the amounts in the unaudited condensed consolidated statements of cash flows is as follows:

	As of December 31,	As of June 30,
	2024	2025
Cash at banks	44,250	86,216
Restricted cash	5,914	13,038
Cash and restricted cash shown in the unaudited condensed consolidated statements of cash flows	50,164	99,254

Cash and restricted cash are deposited in financial institutions at the locations noted below:

	As of December 31,	As of June 30,
	2024	2025
Financial institutions in the mainland of the PRC
– Denominated in RMB	29,736	86,397
– Denominated in US$	11,979	701
– Denominated in Great Britain Pound (“GBP”)	12	27
– Denominated in Hong Kong Dollar (“HKD”)	2	2
Total cash balances held in the mainland of the PRC	41,729	87,127
Financial institutions in Hong Kong
– Denominated in HKD	203	37
– Denominated in RMB	4	5
Total cash balances held in Hong Kong	207	42
Financial institutions in Sweden
– Denominated in Euro	2,272	2,167
– Denominated in Swedish Krona (“SEK”)	5,191	7,841
– Denominated in US$	29	29
Total cash balances held in Sweden	7,492	10,037
Financial institutions in the United Kingdom
– Denominated in GBP	665	1,211
Total cash balances held in the United Kingdom	665	1,211
Financial institutions in the United States
– Denominated in US$	30	40
Total cash balances held in the United States	30	40
Financial institutions in Germany
– Denominated in Euro	41	111
Total cash balances held in Germany	41	111
Financial institution in Singapore
– Denominated in Singapore Dollar ("SGD")	—	136
– Denominated in US$	—	550
Total cash balances held in Singapore	—	686
Total cash balances held at financial institutions in US$	50,164	99,254
As of December 31, 2024, and June 30, 2025, the Group’s restricted cash of US$5,805 and US$12,929 were pledged for notes payable, and US$109 and US$109 were restricted due to disputes with a customer, respectively.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands, except share and per share data, or otherwise noted)
3.    Accounts receivable, net

Accounts receivable, net consisted of the following:

	As of December 31,	As of June 30,
	2024	2025
Accounts receivable, third parties	30,527	28,224
Less: Allowance for doubtful accounts, third parties	(470)	(765)
Accounts receivable, third parties, net	30,057	27,459
Accounts receivable, related parties	190,327	117,400
Less: Allowance for doubtful accounts, related parties	(2,997)	(3,006)
Accounts receivable, related parties, net	187,330	114,394

The movement of the allowance for doubtful accounts receivable is as follows:

	As of December 31,	As of June 30,
	2024	2025
Balance at the beginning of the period	2,064	3,467
Additions	1,815	883
Reversal	(1)	—
Write-off	(321)	(668)
Foreign currency translation adjustments	(90)	89
Balance at the end of the period	3,467	3,771

4.    Notes receivable

The Group collects notes receivable from its customers for sales of automotive computing platform, SoC Core Modules and other products. Notes receivable as of December 31, 2024 and June 30, 2025 were bank acceptance notes.

5.    Inventories

Inventories consisted of the following:

	As of December 31,	As of June 30,
	2024	2025
Raw materials	24,181	17,790
Work-in-process	2,529	3,116
Finished goods	5,155	14,077
Inventories	31,865	34,983

The Group recorded inventory write-down of US$251 and US$387 for the six months ended June 30, 2024 and 2025, respectively.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands, except share and per share data, or otherwise noted)
6.    Prepayments and other current assets

Prepayments and other current assets consisted of the following:

	As of December 31,	As of June 30,
	2024	2025
Prepayments to suppliers	22,849	15,916
Receivables from partial sale of equity interest in SiEngine	17,947	—
Contract cost assets	9,525	4,654
Others	11,210	10,700
Prepayments and other current assets	61,531	31,270

No provision was made for impairment of prepayments and other current assets as of December 31, 2024 and June 30, 2025.

7.    Long-term investments

	As of December 31,	As of June 30,
	2024	2025
Equity method investments	1,436	1,608
Equity securities	728	388
Long-term investments	2,164	1,996

Management evaluated whether there was other-than-temporary impairment based on the facts for the long-term investments, including recent financing activities, projected and historical financial performance of investees. US$892 and nil impairment loss were recognized for the six months ended June 30, 2024 and 2025, respectively, which were included in the (loss)/gain from equity method investments.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands, except share and per share data, or otherwise noted)
8.    Property and equipment, net

Property and equipment, net consisted of the following:

	As of December 31,	As of June 30,
	2024	2025
Machinery and electronic equipment	39,512	43,679
Transportation vehicles	576	676
Office and other equipment	2,894	2,018
Leasehold improvements	7,456	7,543
Construction in progress	2,009	5,494
Property and equipment	52,447	59,410
Less: accumulated depreciation	(29,194)	(31,833)
Less: impairment	(1,398)	(1,511)
Property and equipment, net	21,855	26,066

Depreciation on property and equipment was allocated as follows:

	Six Months Ended June 30,
	2024	2025
Cost of revenues	75	693
Research and development expenses	1,691	1,858
Selling, general and administrative expenses	2,007	983
Total depreciation	3,773	3,534

An impairment loss of US$98 was recognized for obsolete and damaged equipment, which was included in selling, general and administrative expenses for the six-months ended June 30, 2025. No Impairment loss was recorded for the six months ended June 30, 2024.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands, except share and per share data, or otherwise noted)
9.    Intangible assets, net

Intangible assets, net consisted of the following:

	As of December 31,	As of June 30,
	2024	2025
Software	22,406	24,468
Distribution and licensing rights	25,248	29,190
Trademark	37	41
Patents	362	370
Developed technology	18,874	19,344
Intangible assets	66,927	73,413
Less: accumulated amortization	(24,236)	(32,291)
Less: impairment	(487)	(453)
Intangible assets, net	42,204	40,669

Amortization of intangible assets was allocated as follows:

	Six Months Ended June 30,
	2024	2025
Cost of revenues	3,314	3,335
Research and development expenses	2,238	3,735
Selling, general and administrative expenses	637	534
Total amortization	6,189	7,604

No impairment loss was recorded for the six months ended June 30, 2025. An impairment loss of US$86 was recognized for obsolete software, which was included in selling, general and administrative expenses for the six months ended June 30, 2024.
10.    Short-term borrowings

Short-term borrowings consisted of the following:

	As of December 31,	As of June 30,
	2024	2025
Unsecured bank loans	185,243	279,189

As of December 31, 2024, the Group’s short-term borrowings bear interest rates of 3.90% and 4.00% per annum. As of June 30, 2025, the Group’s short-term borrowings bear interest rates of 3.40%, 3.60% and 3.80% per annum. As of December 31, 2024 and June 30, 2025, the Group had a total line of credit in the amount of US$272,416 and US$ 286,169, of which the unused portion was US$87,173 and US$6,980, respectively.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands, except share and per share data, or otherwise noted)
11.    Leases

The components of lease cost were as follows:

	Six Months Ended June 30,
	2024	2025
Operating lease costs	3,522	3,068
Short-term lease costs	212	68
Total	3,734	3,136

The lease cost was allocated as follows:

	Six Months Ended June 30,
	2024	2025
Research and development expenses	1,658	1,549
Selling, general and administrative expenses	2,076	1,587
Total	3,734	3,136

The operating lease right-of-use assets and the amortization were as follows:

	As of December 31,	As of June 30,
	2024	2025
Operating lease right-of-use assets	25,901	25,514
Less: accumulated amortization	(7,695)	(8,903)
Total	18,206	16,611

	As of December 31,	As of June 30,
	2024	2025
Weighted average remaining lease term (years):
Operating leases	5.59	5.54

Weighted average discount rate:
Operating leases	8.06%	8.31%

Supplemental cash flow information related to operating leases was as follows:

	Six Months Ended June 30,
	2024	2025
Cash paid for amounts included in the measurement of lease liabilities
Operating cash flows from operating leases	2,421	2,386

Right-of-use assets obtained in exchange for lease obligations
Operating leases	243	6

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands, except share and per share data, or otherwise noted)
12.    Accrued expenses and other current liabilities and Provision

Accrued expenses and other current liabilities consisted of the following:

	As of December 31,	As of June 30,
	2024	2025
Salaries and benefits payables	18,490	12,848
Taxes payable	16,447	7,246
Product warranties	6,868	7,333
Accrued costs of the Merger	7,900	7,400
Other payables and accrued charges*	35,772	37,627
Accrued expenses and other current liabilities	85,477	72,454

___________________________
*Other payables and accrued charges primarily include accrual for research and development expenses.

Product warranty

The following table provides a reconciliation of changes in the product warranties:

	As of December 31,	As of June 30,
	2024	2025
Balance at the beginning of the year/period	18,650	21,861
Additions	8,918	3,871
Settlements	(5,707)	(2,525)
Balance at the end of the year/period	21,861	23,207
Including:
Current portion of warranty included in “Accrued expenses and other current liabilities”	6,868	7,333
Noncurrent portion of warranty included in “Provision”	14,993	15,874

13.    Convertible notes payable

The following is a summary of the Company’s convertible notes payable and its fair value as of December 31, 2024 and June 30, 2025.

	Principal amount	Unamortized debt issuance costs	Net Carrying amount	Fair Value
				Amount	Leveling
As of December 31, 2024	65,000	(527)	64,473	66,000	Level 3
As of June 30, 2025	65,000	(147)	64,853	69,800	Level 3

The fair value of the convertible notes payable was estimated using the binomial model with the key assumptions including risk-free rate of return, volatility, and bond yield.

14.    Warrant liabilities

ECARX Warrants in connection with the Merger

ECARX Public Warrants are publicly traded on Nasdaq, the liability is measured at fair value using observable inputs and categorized in Level 1 of the fair value hierarchy, while ECARX Private Warrant liability is measured at fair value using unobservable inputs and categorized in Level 3 of the fair value hierarchy. The Binomial Option Pricing Model with the following key assumptions is used for estimating the fair value of ECARX Private Warrants.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands, except share and per share data, or otherwise noted)

	As of December 31,	As of June 30,
	2024	2025
Risk-free rate of return (%)	4.27%	3.70%
Volatility	50.20%	58.50%
Expected dividend yield	0.0%	0.0%
Expected term	3 years	2.5 years
Fair value of the underlying ordinary shares	US$2.11	US$2.05

The risk-free rate of return was based on the yield of US Treasury Notes for the expected remaining life of the warrant liabilities. The Company estimates the volatility of its common stock using a binomial lattice model based on the price of public warrant as of the valuation date. Expected dividend yield is zero as the Company does not anticipate any dividend payments in the foreseeable future. Expected term to exercise the warrant liabilities is up to December 2027. The fair value of the Company’s ordinary shares was obtained from the listed trading price of ECX.

The table below reflects the movement of ECARX Warrants for the six months ended June 30, 2025:

	January 1, 2025	Addition	Change in fair value included in losses	Settlement	June 30, 2025
Liabilities
ECARX Public Warrants	750	—	139	—	889
ECARX Private Warrants	451	—	77	—	528
Total	1,201	—	216	—	1,417

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands, except share and per share data, or otherwise noted)
15.    Share based compensation

(a) Restricted Share Unit (“RSU”)

In April 2025, the Company granted an aggregated number of 214,500 RSUs under 2022 Share Incentive Plan to an employee, which were immediately fully vested upon grant date and these RSUs had been fully exercised as of June 30, 2025.

The following table summarizes activities of the Company's RSUs for the six months ended June 30, 2025:

	Number of RSUs	Weighted Average Exercise Price	Weighted Average Fair value at grant date	Weighted remaining contractual years	Aggregate intrinsic value
Outstanding at January 1, 2025	11,863,038	0.31	4.04
Granted (new RSUs)	214,500	—	1.12
Forfeited	(22,587)	—	2.02
Exercised	(4,203,626)	0.07	7.31
Outstanding at June 30, 2025	7,851,325	0.43	4.13	7.25	18,193
Exercisable as of June 30, 2025	7,105,155	0.51	3.12	7.49	15,962

Total intrinsic value of RSUs exercised was US$23,017 for the six months ended June 30, 2025.

The fair value of the RSUs granted for the six months ended June 30, 2025 are estimated using the binomial model with the following assumptions used:

Six Months Ended June 30, 2025
Volatility (1)	44.12% - 46.55%
Expected dividend yield (2)	0.0%
Fair value of underlying ordinary share (3)	US$1.24
Expected terms (4)	10 years

(1) Expected volatility was estimated based on the historical volatility of comparable peer public companies with a time horizon close to the expected term of the Company’s RSUs.

(2) Expected dividend yield is zero as the Company does not anticipate any dividend payments in the foreseeable future.

(3) The fair value of the underlying ordinary share is the closing price of the Company’s ordinary shares traded in the open market as of the grant date.

(4) Expected term is the contract life of the RSUs.

(b) Options

In January and February 2025, the Company granted an aggregate number of 4,500,000 share options under 2022 Share Incentive Plan to employees. The share options vest under one of the following two approaches:

•40%, 30%, 30% of the grants vest over three years for each year of service provided.
•30%, 40%, 40% of the grants vest over three years for each year of service provided.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands, except share and per share data, or otherwise noted)
The following table summarizes activities of the options for the six months ended June 30, 2025:

	Number of options	Weighted Average Exercise Price	Weighted Average Fair value at grant date	Weighted remaining contractual years
Outstanding at January 1, 2025	15,935,056	6.65	2.57
Granted	4,500,000	0.50	1.69
Forfeited	(284,805)	0.83	1.32
Exercised	(325,714)	0.50	1.22
Outstanding at June 30, 2025	19,824,537	5.44	2.40	7.64
Exercisable as of June 30, 2025	13,300,149	7.78	2.61	6.76

Total intrinsic value of options exercised was US$221 for the six months ended June 30, 2025.

The fair value of the options granted for the six months ended June 30, 2025 are estimated using the binomial model with the following assumptions used:

Six Months Ended June 30, 2025
Risk-free rate of return (1)	4.58%
Volatility (2)	47.34%
Expected dividend yield (3)	0.0%
Fair value of underlying ordinary share (4)	US$2.11
Expected terms (5)	10 years

(1) The risk-free interest rate was estimated based on the yield to maturity of U.S. Treasury bonds for a term consistent with the expected term of the Company’s options in effect at the valuation date.

(2) Expected volatility was estimated based on the historical volatility of comparable peer public companies with a time horizon close to the expected term of the Company’s options.

(3) Expected dividend yield is zero as the Company does not anticipate any dividend payments in the foreseeable future.

(4) The fair value of the underlying ordinary share is the closing price of the Company’s ordinary shares traded in the open market as of the grant date.

(5) Expected term is the contract life of the option awards.

Compensation expenses recognized for RSUs and options for the six months ended June 30, 2024 and 2025 were allocated as follows.

	Six Months Ended June 30,
	2024	2025
Research and development expenses	2,210	1,141
Selling, general and administrative expenses	7,663	5,334
Total	9,873	6,475

As of June 30, 2025, US$7,441 of the total unrecognized compensation expense related to RSUs and options is expected to be recognized over a weighted-average period of 3.1 years. The above table does not include share-based compensation expense of US$29 for the six months ended June 30, 2025 in respect of certain Performance Share Units (“PSUs”).

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands, except share and per share data, or otherwise noted)
16.    Revenue information
Revenues are disaggregated as follow:
Major products/services lines:

	Six Months Ended June 30,
	2024	2025
Sales of goods revenues	235,222	251,942
Automotive computing platform	204,936	215,680
SoC Core Modules	30,066	36,252
Automotive merchandise and other products	220	10
Software license revenues	18,236	26,787
Service revenues	50,064	44,552
Automotive computing Platform – Design and development service	30,810	23,025
Connectivity service	10,811	19,020
Other services	8,443	2,507
Total revenues	303,522	323,281
Timing of revenue recognition:

	Six Months Ended June 30,
	2024	2025
Point in time	292,711	304,261
Over time	10,811	19,020
Total revenues	303,522	323,281

For the six months ended June 30, 2024 and 2025, 97.6% and 95.7% of the Group’s revenues were generated in the PRC.

Contract liabilities

Contract liabilities consisted of the following:

	As of December 31,	As of June 30,
	2024	2025
Current liabilities - third parties	876	2,361
Current liabilities - related parties	20,493	13,598
Non-current liabilities - third parties	3	—
Non-current liabilities - related parties	5,084	1,322
Contract liabilities, current and non-current	26,456	17,281

The amount of revenue recognized that was included in the contract liabilities balance at the beginning of the period was US$13,678 and US$12,689 for the six months ended June 30, 2024 and 2025, respectively.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands, except share and per share data, or otherwise noted)
17. Other non-operating (expenses) income, net

	Six Months Ended June 30,
	2024	2025
Change in fair value of an equity security (Note 7)	(3,817)	(340)
Change in fair value of warrant liabilities (Note 14)	(33)	(216)
Government grants	1,269	3,247
Foreign currency exchange losses, net	(624)	(488)
Others, net	—	934
Other non-operating (expenses) income, net	(3,205)	3,137
18.    Income taxes

The statutory income tax rate for the Group is 25% for the six months ended June 30, 2024 and 2025. The effective income tax rate for the six months ended June 30, 2024 and 2025 differs from the PRC statutory income tax rate of 25%, primarily due to the recognition of full valuation allowance for deferred income tax assets of loss-making entities.

19.    Loss per share

Basic and diluted net loss per share for the six months ended June 30, 2024 and 2025 have been calculated as follows:

	Six Months Ended June 30
	2024	2025
Numerator:
Net loss attributable to ECARX Holdings Inc.	(79,155)	(69,056)
Numerator for basic and diluted net loss per share calculation	(79,155)	(69,056)

Denominator:
Weighted average number of ordinary shares – basic and diluted	337,935,301	337,210,153
Denominator for basic and diluted net loss per share calculation	337,935,301	337,210,153
Net loss per share attributable to ordinary shareholders
— Basic and diluted	(0.23)	(0.20)

The potential dilutive instruments that have not been included in the calculation of diluted loss per share as their inclusion would be anti-dilutive are as follows:

	Six Months Ended June 30
	2024	2025
Warrants	23,871,971	23,871,971
Options	16,025,660	19,824,537
RSUs	—	191,918
Convertible Notes	5,652,174	5,652,174

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands, except share and per share data, or otherwise noted)
20.    Commitments and contingencies
Purchase commitments

As of June 30, 2025, the Group has future purchase commitment mainly related to the purchase of research and development services. Total purchase obligations contracted but not yet reflected in the unaudited condensed consolidated financial statements as of June 30, 2025 were as follows:

	Total	Less than one year	1-2 Years	2-3 Years	3-5 Years	Over 5 Years
Purchase commitments	26,907	26,441	465	—	—	—
Capital commitments

Total capital expenditures contracted but not yet reflected in the unaudited condensed consolidated financial statements as of June 30, 2025 were as follows:

	Total	Less than one year	1-2 Years	2-3 Years	3-5 Years	Over 5 Years
Capital commitments	2,783	2,783	—	—	—	—

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands, except share and per share data, or otherwise noted)
21.    Related party balances and transactions
(a)Related Parties

Names of the major related parties	Nature of relationship
Zhejiang Geely Holding Group Co., Ltd. and its subsidiaries	Entity controlled by the controlling shareholder of the Company
HaleyTek AB	Entity controlled by the controlling shareholder of the Company
Anhui Xinzhi Technology Co., Ltd. (“Anhui Xinzhi”)	Entity controlled by the controlling shareholder of the Company
Zhejiang Huanfu Technology Co., Ltd., ("Zhejiang Huanfu")	Entity controlled by the controlling shareholder of the Company
Hubei Xingji Meizu Group Co., Ltd.	Entity controlled by the controlling shareholder of the Company
Wuhan Xingji Meizu Technology Co., Ltd and its subsidiaries	Entity controlled by the controlling shareholder of the Company
Hubei ECARX Technology Co., Ltd. (“Hubei ECARX”)	Entity controlled by the controlling shareholder of the Company
Arteus Group Limited (“Arteus”)	Entity controlled by the controlling shareholder of the Company
DreamSmart Technology Pte. Ltd. (“DreamSmart”) and its subsidiaries	Entity controlled by the controlling shareholder of the Company
smart (Zhejiang) Software Technology Co.,Ltd. (“smart Zhejiang”)	Entity which is under significant influence of the Company
SiEngine Technology Co., Ltd. (“SiEngine”)	Entity which is under significant influence of the Company
Hubei Dongjun Automotive Electronic Technology Co., Ltd. (“Hubei Dongjun”)	Entity which is under significant influence of the Company before consolidation in July 2024
Shenzhen U Chance Technology Co., Ltd.	Entity which is under significant influence of the Company
Proton Holdings Berhad and its subsidiaries	Entity that the controlling shareholder of the Company has significant influence
(b)Significant transactions with related parties, except transactions disclosed elsewhere in these unaudited condensed consolidated financial statements:

	Six Months Ended June 30,
	2024	2025
Revenues(i):
Sales of goods revenues	203,341	211,818
Automotive computing platform	202,932	211,747
SoC Core Modules	223	63
Automotive merchandise and other products	186	8
Software license revenues	12,854	24,999
Service revenues	49,920	44,342
Automotive computing platform – Design and development service	30,795	22,823
Connectivity service	10,803	19,019
Other services	8,322	2,500
–Including:Other services from Zhejiang Huanfu	15	—
Total	266,115	281,159

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands, except share and per share data, or otherwise noted)

	Six Months Ended June 30,
	2024	2025
Purchase of products and services (ii)	52,075	86,805
Including:
–Purchase of products and services from Zhejiang Huanfu (ii)	1,580	168
–Purchase of products and services from Hubei Ecarx (ii)	830	855
Rental of office space (ii)	300	1,088
Interest income on loans due from Hubei ECARX (v)	52	10
Interest income on loans due from related parties (iii)	764	795
Interest expense on borrowings due to related parties (iv)	1,066	965
Loans to related parties (iii)	1,488	—
Repayment of loans to related parties (iii)	2,439	1,341
Borrowings from related parties (iv)	62,360	47,918
Repayment of borrowings from related parties (iv)	13,697	21,021
Debt assignment and offset with related parties (iv)	—	4,919
(c)Balances with related parties:

	As of December 31,	As of June 30,
	2024	2025
Accounts receivable – related parties, net (i)	187,330	114,394
Amounts due from related parties (ii)(iii)(v)	5,007	36,986
Other non-current assets – related parties (v)	36,403	4,435
Accounts payable – related parties (ii)(vi)	69,967	56,764
Amounts due to related parties (ii)(iv)	24,071	46,938
___________________________
(i)The Group sold automotive computing platform products, merchandise and other products, software licenses and provided related technology development services, connectivity service, and other consulting services to a number of related parties. Among these, the Group provided other consulting services to Zhejiang Huanfu. Accounts receivable, net due from related parties arising from sales of products and provision of services were US$187,330 and US$114,394 as of December 31, 2024 and June 30, 2025 , respectively.

(ii)The Group purchased raw materials, technology development services and other consulting services from a number of related parties, of which, US$10,375 and US$15,831 of purchase of raw materials were recorded as inventories as of June 30, 2024 and 2025, respectively, US$39,378 and US$69,605 were recorded in cost of revenues for the six months ended June 30, 2024 and 2025 , respectively, US$2,322 and US$1,369 were recorded in operating expenses for the six months ended June 30, 2024 and 2025, respectively. The Group purchased raw materials, technology development services and TSP maintenance service from Zhejiang Huanfu, of which, US$1,580 and US$100 were recorded in cost of revenues for the six months ended June 30, 2024 and 2025, respectively; and nil, and US$68 were recorded in operating expenses for the six months ended June 30, 2024 and 2025, respectively. The Group also purchased research and development service from Hubei Ecarx which was recorded in operating expenses for the six months ended June 30, 2024 and 2025. The Group also rented office space from related parties, pursuant to which, the Group recorded rental expenses of US$300 and US$1,088 in operating expenses for the six months ended June 30, 2024 and 2025, respectively.
Accounts payable to related parties includes payables arising from purchase of raw materials and services of US$63,493 and US$52,787, amount due from related parties includes prepayments arising from purchase of raw materials and services of US$3,645 and US$3,292 as of December 31, 2024 and June 30, 2025 , respectively. Amounts due to related parties includes payables arising from purchase of technical services of US$1,730 and US$2,106 as of December 31, 2024 and June 30, 2025, respectively.
(iii)The Group provided loans of US$1,488 and nil to related parties, and received repayments of US$2,439 and US$1,341 from related parties for the six months ended June 30, 2024 and 2025 respectively. Interest incomes on loans due from related parties were US$52 and US$10 for the six months ended June 30, 2024 and 2025, respectively.
As of December 31, 2024 and June 30, 2025, loans and interest receivables due from related parties were US$1,362 and nil.
(iv)In January 2024, ECARX (Hubei) Tech entered into a renewed unsecured loan agreement with Geely Group in an amount of US$41,832 with an interest rate of 3.9% per annum. In June 2024, US$13,697 out of the loan was repaid, and the remaining amount of US$28,135 was fully repaid on December 31, 2024.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands, except share and per share data, or otherwise noted)
In January 2025, ECARX (Hubei) Tech obtained a renewed loan in an amount of US$27,252 loan from Geely Group. In March 2025, the Group entered into a debt assignment and offset agreement with Geely Group and its subsidiaries with respect to assignment and offset of the loan and accounts receivable from Geely Group and its subsidiaries amounting to US$4,919. The remaining loan amount as of June 30, 2025 is US$22,333 bearing interest rate of 3.9% per annum.

In March 2024, the Group entered into an accounts receivable factoring agreement with a finance company of Geely Group with a minimum interest rate of 6.0% per annum. The Group cumulated received US$20,528 from the finance company during the six months ended June 30, 2024. In October 2024, the loan was repaid and the interest rate was reduced to 4.8% per annum and the factoring limit was increased from US$20,528 to US$35,035. In the same month, the Group received another US$21,021 from the finance company, which was fully repaid in March 2025. The Group cumulated received US$20,666 from the finance company during the six months ended June 30, 2025.

Interest expense on borrowings from related parties were US$1,066 and US$965 for the six months ended June 30, 2024 and 2025, respectively. The interest payable on borrowings from related parties was included in the amounts due to related parties and was US$1,320 and US$1,833 as of December 31, 2024 and June 30, 2025, respectively.

(v)As of December 31, 2024, the balance of other non-current assets due from related parties included the amounts due from its former VIE, Hubei ECARX in the amount of US$32,090, which represented the net present value of a loan provided by the Group to Hubei ECARX with the principal of US$39,822 and an effective annual interest rate of 5.0%. As of June 30, 2025, amounts due from Hubei ECARX of US$33,694 was included within amounts due from related parties. Interest incomes on loans due from related parties were US$764 and US$795 for the six months ended June 30, 2024 and 2025, respectively.

In March 2024, the Group provided software licenses to smart Zhejiang for a total consideration of US$6,748 which is due in 3 equal annual installments. As of December 31, 2024, amounts due from smart Zhejiang, representing the net present value of the long-term receivables from smart Zhejiang with an effective annual interest rate of 3.95%, of which US$1,862 was included within accounts receivable - related parties and US$4,313 was recorded as other non-current assets - related parties. As of June 30, 2025, US$2,012 was included within accounts receivable - related parties and US$4,435 was recorded as other non-current assets - related parties.

(vi)In November 2023, the Group entered into a licensing agreement with Xingji Meizu, pursuant to which, the Group obtained a non-exclusive license under certain software of Xingji Meizu to develop and sell these software worldwide for three years. The consideration is due by instalment in three years of US$7,007 each year. In May 2025, the Company entered into a modification agreement with Xingji Meizu, both parties agree to extend the license for additional 8 years from the modification date to November 2033 on an exclusive basis for no additional consideration. Amounts due to Xingji Meizu of US$6,474 and US$3,977 was included within accounts payable – related parties as of December 31, 2024 and June 30, 2025, respectively.
22. Segment reporting

The Group is comprised of a single reportable segment organized around automotive technology and connectivity services. for smart vehicles. The Group generates revenues from its technology products and services using its capabilities in delivering turnkey solutions for next-generation smart vehicles, system on a chip, central computing platforms and software. The Group derives its revenue primarily in PRC and manages its activities on a consolidated basis.

The Group uses the management approach in determining its operating segments. The Group’s chief operating decision maker (“CODM”) is the Chief Executive Officer, who reviews consolidated results when making decisions about allocating resources and assessing performance of the Group. For the purpose of internal reporting and management’s operation review, the Group’s chief executive officer does not segregate the Group’s business by product or service.

The Group’s long-lived assets are substantially all located in the PRC and substantially all the Group’s revenues are derived from within the PRC, therefore, no geographical information is presented.

The CODM evaluates performance for its single reportable segment based on total revenues, gross profit, operating expenses excluding share-based compensation expense and loss from operation.

The following table presents financial information with respect to the Group’s single reportable segment:

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands, except share and per share data, or otherwise noted)

	Six Months Ended June 30,
	2024	2025
Total revenues	303,522	323,281
Total cost of revenues	(235,025)	(273,280)
Gross profit	68,497	50,001
Operating expenses excluding share-based compensation expense[1]	(125,976)	(108,649)
Share-based compensation expense	(9,873)	(6,504)
Total operating expenses	(135,849)	(115,153)
Loss from operation	(67,352)	(65,152)
Interest income	1,554	1,554
Interest expense	(6,306)	(10,239)
(Loss) gain from equity method investments	(9,375)	113
Other non-operating (expenses) income	(3,205)	3,137
Loss before income taxes	(84,684)	(70,587)
Income tax benefit (expenses)	28	(2,052)
Net loss	(84,656)	(72,639)

1 This measure is not in accordance with, or an alternative to GAAP. The Group excludes share-based compensation expense since it is non-cash in nature and its valuation and measurement depends on factors such as volatility not reflective of the Group’s operating performance.

Major Customer

Revenues from a group of customer entities under common control in the segment represented US$264,019, US$279,417, or 87.0%, and 86.4% for the six months ended June 30, 2024 and 2025, respectively.